Exhibit 99.1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Novadaq Technologies Inc. (the “Company”) and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with the financial statements.

Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. The internal control system includes an internal audit function and an established business conduct policy that applies to all employees. Management believes that the systems provide reasonable assurance that transactions are properly authorized and recorded, financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and its directors are unrelated and independent. The Committee meets periodically with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and, to review the annual report, the financial statements and the external auditors’ reports. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or re-appointment of the external auditors.

The financial statements have been audited KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. KPMG LLP has full and free access to the Audit Committee.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with generally accepted accounting principles.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was effective as at December 31, 2014.

INDEPENDENT AUDITORS’ REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Novadaq Technologies Inc.

We have audited the accompanying consolidated financial statements of Novadaq Technologies Inc., which comprise the consolidated statement of financial position as at December 31, 2014, the consolidated statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Novadaq Technologies Inc. as at December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Novadaq Technologies Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 24, 2015 expressed an unqualified (unmodified) opinion on the effectiveness of Novadaq Technologies Inc.’s internal control over financial reporting.

Comparative Information

The consolidated financial statements of Novadaq Technologies Inc. as at and for the year ended December 31, 2013 were audited by another auditor who expressed an unmodified opinion on those financial statements on February 5, 2014.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 24, 2015

Toronto, Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders Novadaq Technologies Inc.

We have audited Novadaq Technologies Inc.’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Novadaq Technologies Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting” in the Annual Report filed on Form 40-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Novadaq Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in internal control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated statement of financial position of Novadaq Technologies Inc. as at December 31, 2014, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2014, and our report dated February 24, 2015 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

February 24, 2015

Toronto, Canada

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of

Novadaq Technologies Inc.,

We have audited the accompanying consolidated financial statements of Novadaq Technologies Inc. (the “Company”), which comprise the consolidated statement of financial position as at December 31, 2013 and the consolidated statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Novadaq Technologies Inc. as at December 31, 2013 and the consolidated statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP
Toronto, Canada	Chartered Accountants
February 5, 2014	Licensed Public Accountant

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(expressed in U.S. dollars, except common shares outstanding)

	Notes	As at December 31, 2014	As at December 31, 2013
ASSETS
Current assets
Cash and cash equivalents		$141,447,544	$182,329,782
Accounts receivable	13	14,335,884	8,502,095
Prepaid expenses and other assets		1,205,250	968,696
Income taxes recoverable	9	29,341	63,735
Inventories	3	6,798,198	3,845,695

		163,816,217	195,710,003
Non-current assets
Property and equipment, net	4	13,647,819	13,360,833
Intangible assets, net	5	20,249,915	3,303,647

Total Assets		$197,713,951	$212,374,483

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$6,178,120	$7,123,563
Provisions	8	335,204	187,080
Deferred revenue		403,816	380,325
Deferred partnership fee revenue	10	—	1,300,000
Repayable government assistance	7	—	17,587
Distribution rights payable	5	250,000	—

		7,167,140	9,008,555
Non-current liabilities
Deferred revenue		551,875	193,626
Deferred partnership fee revenue	10	—	1,991,666
Distribution rights payable	5	1,630,819	—
Shareholder warrants	6	25,873,085	26,065,994

Total Liabilities		$35,222,919	$37,259,841

Shareholders’ Equity
Share capital	15	$315,651,455	$307,103,074
Contributed surplus	12	12,134,913	8,953,041
Deficit		(165,295,336)	(140,941,473)

Total Shareholders’ Equity		$162,491,032	$175,114,642

Total Liabilities and Shareholders’ Equity		$197,713,951	$212,374,483

Total number of common shares outstanding	15	55,572,568	54,894,038

Commitments and contingencies	17

These consolidated financial statements were authorized for issue by the Board of Directors on February 24, 2015. They are signed on the Company’s behalf by:

On behalf of the Board:

/s/ Anthony Griffiths, Director	/s/ William Mackinnon, Director

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED

(expressed in U.S. dollars, except per share amounts)

	Notes	December 31, 2014	December 31, 2013
Product sales		$40,696,216	$31,019,451
Royalty revenue		1,908,575	1,889,404
Partnership fee revenue	10	3,291,666	1,300,000
Service revenue		704,036	811,683

Total revenues	18	46,600,493	35,020,538
Cost of sales		16,058,409	12,932,695

Gross profit		30,542,084	22,087,843

Selling and distribution expenses		27,684,361	14,060,861
Research and development expenses		10,781,541	7,974,455
Administrative expenses		10,295,104	7,233,570
Write-down of equipment	4	—	25,488
Write-down of inventory	3	—	31,285
Termination fee	10	4,500,000	—

Total operating expenses		53,261,006	29,325,659

Loss from operations		(22,718,922)	(7,237,816)
Finance costs	11	—	(182,896)
Finance income		225,885	109,089
Warrants revaluation adjustment	6	(1,836,022)	(15,015,472)
Gain on investment		25,000	25,000

Loss before income taxes		($24,304,059)	($22,302,095)
Current income tax expense		(49,804)	—

Net loss and comprehensive loss for the year		($24,353,863)	($22,302,095)

Basic and diluted loss and comprehensive loss per share for the year	16	($0.44)	($0.47)

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(expressed in U.S. dollars)

	Share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total
As at December 31, 2013	$307,103,074	$8,953,041	—	($140,941,473)	$175,114,642
Net loss and comprehensive loss for the year	—	—	—	(24,353,863)	(24,353,863)
Common shares issued to acquire intangible assets (note 5)	3,500,000	—	—	—	3,500,000
Exercise of options (note 15)	2,735,174	(1,190,068)	—	—	1,545,106
Exercise of warrants (note 6)	2,313,207	—	—	—	2,313,207
Stock-based compensation (note 12)	—	4,371,940	—	—	4,371,940

As at December 31, 2014	$315,651,455	$12,134,913	—	($165,295,336)	$162,491,032

	Share capital	Contributed surplus	Equity component of convertible debentures	Deficit	Total
As at December 31, 2012	$139,946,563	$7,908,224	$1,454,353	($118,639,378)	$30,669,762
Net loss and comprehensive loss for the year	—	—	—	(22,302,095)	(22,302,095)
Public offering, net (note 15)	154,318,327	—	—	—	154,318,327
Exercise of convertible debentures	6,280,155	—	(1,454,353)	—	4,825,802
Exercise of options (note 15)	3,960,668	(1,476,115)	—	—	2,484,553
Exercise of warrants (note 6)	2,597,361	(23,052)	—	—	2,574,309
Stock-based compensation (note 12)	—	2,543,984	—	—	2,543,984

As at December 31, 2013	$307,103,074	$8,953,041	—	($140,941,473)	$175,114,642

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED

(expressed in U.S. dollars)

	Notes	December 31, 2014	December 31, 2013
OPERATING ACTIVITIES
Net loss and comprehensive loss for the year		($24,353,863)	($22,302,095)
Items not affecting cash
Depreciation of property and equipment	4,11	4,906,487	3,368,165
Amortization of intangible assets	5	803,303	335,428
Stock-based compensation	12	4,371,940	2,543,984
Imputed interest on convertible debentures		—	169,056
Warrants revaluation adjustment	6	1,836,022	15,015,472
Write-down of equipment		—	25,488
Write-down of inventory		—	31,285
Gain on investment		(25,000)	(25,000)

		(12,461,111)	(838,217)
Changes in non-cash working capital
Increase in accounts receivable		(5,833,789)	(4,445,141)
Increase in inventories		(2,952,503)	(2,163,403)
Decrease (increase) in income taxes recoverable		34,394	(164,597)
Decrease (increase) in prepaid expenses and other assets		(236,554)	54,421
(Decrease) increase in accounts payable and accrued liabilities and provisions		(773,326)	3,771,419
Decrease in deferred revenue and deferred partnership fee revenue		(1,276,509)	(216,240)

Net change in non-cash working capital balances related to operations		(11,038,287)	(3,163,541)
Decrease in non-current deferred revenue and deferred partnership fee revenue		(1,633,417)	(1,300,000)

Cash used in operating activities		(25,132,815)	(5,301,758)

INVESTING ACTIVITIES
Purchase of property and equipment	4	(6,399,928)	(6,424,498)
Purchase of intangible assets	5	(12,368,753)	(2,517,267)
Disposal of property and equipment	4	1,206,455	387,673
Redemption of long-term investment		25,000	25,000

Cash used in investing activities		(17,537,226)	(8,529,092)

FINANCING ACTIVITIES
Proceeds from issuance of common shares		—	162,544,000
Transaction costs paid relating to issuance of common shares		—	(8,225,673)
Repayable government assistance		(17,587)	(203,507)
Proceeds from exercise of options		1,545,106	2,484,553
Proceeds from exercise of warrants		284,276	621,912

Cash provided by financing activities		1,811,795	157,221,285

Net increase (decrease) in cash and cash equivalents		(40,858,246)	143,390,435
Net foreign exchange difference		(23,992)	(14,834)
Cash and cash equivalents at beginning of year		182,329,782	38,954,181

Cash and cash equivalents at end of year		$141,447,544	$182,329,782

Non-cash investing activities – issuance of common shares valued at $3,500,000 in connection with acquisition of intangible assets (note 5)

See accompanying notes to the consolidated financial statements

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

1.	DESCRIPTION OF THE ENTITY

Novadaq Technologies Inc. [“Novadaq” or the “Company”] was incorporated under the Canada Business Corporations Act on April 14, 2000. These consolidated financial statements include the accounts of the Company and its subsidiaries. The Company is a listed company incorporated and domiciled in Canada whose shares are publicly traded on the Toronto Stock Exchange [“TSX”] and NASDAQ. The registered office is located at 5090 Explorer Drive, Suite 202, Mississauga, Ontario, Canada. The Company develops and commercializes medical imaging and therapeutic devices for use in the operating room. The Company’s proprietary imaging platform can be used to visualize blood vessels, nerves and the lymphatic system during surgical procedures.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[a]	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements of the Company for the years ended December 31, 2014 and 2013, were approved by Novadaq’s Board of Directors and authorized for issue on February 24, 2015.

[b]	Basis of preparation

These consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments which are measured at fair value. All amounts are expressed in United States dollars, unless otherwise noted.

Certain prior period information has been reclassified to conform to the current year’s presentation.

[c]	Basis of consolidation

The consolidated financial statements include the accounts of the Company and its directly owned subsidiaries. The financial statements of the Company’s subsidiaries are fully consolidated from the date the Company obtains control until the date that such control ceases. All intercompany transactions and balances are eliminated on consolidation.

[d]	Use of estimates and judgments

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

Estimates

Examples of significant estimates and assumptions made by management include:

•	the allowance for doubtful accounts;

•	the allowance for inventory obsolescence;

•	the estimated useful lives of assets; and

•	the recoverability of tangible and intangible assets subject to amortization.

Judgments

Examples of management’s significant judgments, apart from those involving estimation, include:

•

Revenue recognition: Revenue is recognized when significant risks and rewards of ownership of the products have passed or transferred to the customer, usually when the products are picked up by the shipper for delivery, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent. For revenues earned under partnership agreements which are dependent upon the partners’ sales to end customers, the Company receives quarterly reporting from its partners and assesses the quantity and price to the end customer in order to determine the accuracy of certain amounts recorded in revenue.

•

Impairment of non-financial assets: The Company’s impairment test is based on value-in-use calculations that use a discounted cash flow model. The cash flows are derived from projections for the next three to five years and are sensitive to the discount rate used as well as the expected future cash inflows and the growth rate used for extrapolation purposes.

•

Development costs: Initial capitalization of costs is based on management’s judgment that technical and economical feasibility is confirmed, usually when a project has reached a defined milestone according to an established project management model.

•

Useful lives of key property and equipment and intangible assets: The depreciation method and useful lives reflect the pattern in which management expects the asset’s future economic benefits to be consumed by the Company.

•

Accounts receivable: The Company reviews its individually significant receivables at each reporting date to assess whether an impairment loss should be recorded in the consolidated statements of loss and comprehensive loss. In particular, judgment by management is required in the estimation of the amount and timing of future cash flows when determining the impairment loss. In estimating these cash flows, the Company makes judgments about the borrower’s financial situation and the net realizable value of collateral, if any. These estimates are based on assumptions about a number of factors and actual results may differ, resulting in future changes to the allowance.

•

Fair value of financial instruments: Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow models. The inputs to these models are taken from observable markets. Changes in input from observable market factors could affect the reported fair value of financial instruments.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

•

Stock-based compensation: The Company measures the cost of equity-settled transactions with employees by reference to the fair value of equity instruments at the date at which they are granted. Estimating fair value for stock-based compensation requires determining the most appropriate valuation model for a grant of these instruments, which is dependent on the terms and conditions of the grant. This also requires determining the most appropriate inputs to the valuation model, including the risk-free interest rate, expected life of the option, volatility and dividend yield.

•

Shareholder warrants: In determining the fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: average volatility rate; market price as at the reporting date; risk-free interest rate; the remaining expected life of the warrant; and an exchange rate as at the reporting date. The inputs used in the Black-Scholes model are taken from observable markets. In particular, changes in estimates of the fair value of the shareholder warrants can have a material impact on the reported loss and comprehensive loss for a given period.

[e]	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured, regardless of when the payment is being made. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duties. The Company assesses its revenue arrangements with all of its customers and partners against specific criteria to determine if it is acting as principal or agent. The specific recognition criteria described below must also be met before revenue is recognized.

Product sales

Product sales to customers

Revenue from the sale of medical devices and consumables is recognized when significant risks and rewards of ownership of the products have passed or transferred to the customer, usually when the products are picked up by the shipper for delivery, collection of the related receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

Products sales under partnership agreements

Revenue is recognized on sale of capital devices or consumable products when they are picked up by the shipper for delivery to the partners, as at that point-of-time the Company has transferred all relevant risks of ownership to its partners, who maintain the business relationship with the end customer. Under certain partnership agreements, the Company shares ongoing revenues from its partners’ sales to end customers, net of contracted minimum pricing retained by the Company upon initial shipments to its partners. The Company records any additional amounts when its partners sell to the end customer.

Rental income

Rental income arising from the rental of capital devices is recognized on a straight-line basis over the lease terms and included in product sales.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

Multiple element arrangements

The Company may enter into arrangements in which it commits to provide multiple products and services to its customers occurring at different points in time. Revenue recognition for these arrangements is determined based on evaluation of the individual elements of the arrangements. If the element delivered has standalone value to the customer and the fair value associated with the element can be measured reliably, the amount recognized as revenue for that element is the fair value of the element in relation to the fair value of the arrangement as a whole. Otherwise, the entire arrangement is treated as one unit of accounting and revenue is deferred and recognized ratably over the remaining term of the arrangements, commencing when all elements are delivered.

Royalty revenue

The Company earns and recognizes royalties upon sale of its products to the end user by its partner.

Partnership fee revenue

Partnership fee revenue relates to upfront payments received from partners for exclusive sales and marketing rights. Upfront payments are deferred and recognized on a straight-line basis over the exclusive sales and marketing terms.

Service revenue

Service revenue primarily relates to extended warranty services agreements in connection with capital sales. Revenue from these agreements are deferred and recognized on a straight-line basis over the extended warranty services term.

[f]	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and short-term investments with original maturity terms of three months or less and are stated at cost, which approximates fair value.

[g]	Inventories

Inventories are valued at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Cost is determined on a first-in, first-out basis for finished goods and weighted average for raw materials.

[h]	Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and any impairment losses determined. Cost includes the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary and, where relevant, the present value of all dismantling and removal costs. All repair and maintenance costs are recognized in the consolidated statements of loss and comprehensive loss as an expense when incurred. Depreciation is recorded on a straight-line basis over the estimated useful lives of the assets as follows:

Medical devices	2 to 5 years
Furniture and fixtures	3 years
Computer equipment	2 years
Leasehold improvements	Over the term of the lease

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

An item of property and equipment and any significant part initially recognized is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on de-recognition of the asset is included in the consolidated statements of loss and comprehensive loss when the asset is derecognized.

The assets’ useful lives and methods of depreciation are reviewed at each financial year-end, and adjusted prospectively, if appropriate. No depreciation is taken on construction in progress until the asset is ready for management’s intended use.

[i]	Intangible assets

The Company owns intangible assets consisting of licenses, distribution rights and patent rights.

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less accumulated amortization and impairment losses, if any. The useful lives of intangible assets are assessed as either finite or indefinite. The Company currently does not hold any intangible assets with indefinite lives.

Intangible assets with finite useful lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization method and amortization period of an intangible asset with a finite useful life is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of loss and comprehensive loss in the expense category consistent with the function of the intangible assets.

Internally generated intangible assets, such as deferred development costs, are capitalized when the product or process is technically and commercially feasible and the Company has sufficient resources to complete development. The cost of an internally generated intangible asset comprises all directly attributable costs necessary to create, produce and prepare the asset to be capable of operating in the manner intended by management. Amortization of the internally generated intangible assets begins when the development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

Intangible assets are amortized on a straight-line basis over the lesser of their useful lives and the life of the patents, or the term of the patent rights:

TMR manufacturing license	2 years
Distribution rights	10 years
Patent rights	13 to 21 years

[j]	Impairment of non-financial assets

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If such an indication exists, the Company estimates the asset’s recoverable amount. The recoverable amount is the higher of an asset’s or cash-generating unit’s [“CGU”] fair value less costs to sell and its value-in-use. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

Value-in-use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model has to be used. The recoverable amount of assets that do not generate independent cash flows is determined based on the CGU to which the asset belongs.

The Company bases its impairment calculation on detailed budgets and forecast calculations which are prepared separately for each of the Company’s CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of three to five years.

An impairment loss is recognized in the consolidated statements of loss and comprehensive loss if an asset’s carrying amount or that of the CGU to which it is allocated is higher than its recoverable amount. Impairment losses of CGUs are charged against the carrying value of assets in a CGU, in proportion to their carrying amount. In the consolidated statements of loss and comprehensive loss, the impairment losses are recognized in the expense categories consistent with the function of the impaired asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. For purposes of impairment testing, the Company determined that it has two CGUs, namely the SPY® Imaging Technology business and the Transmyocardial Revascularization [“TMR”] business.

The calculation of value-in-use for the CGU would be most sensitive to the following assumptions:

•	Gross margins;

•	Discount rates;

•	Price development for the consumables and medical devices; and

•	Market share assumptions.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

Gross margins—Gross margins are based on historical and forecasted values.

Discount rates—Discount rates reflect the current market assessment of the risks specific to each CGU. The discount rate was estimated based on the average percentage of a weighted average cost of capital for the medical device industry.

Price development for the consumables and medical devices—Estimates are obtained from published forecasts about the future development of applicable procedures in North America during the detailed forecast period, as well as management’s own judgments.

Market share assumptions—These assumptions are important because management assesses how the CGU’s position, relative to its competitors, might change over the budget period.

[k]	Leased assets

Leased assets are depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an expense in the consolidated statements of loss and comprehensive loss on a straight-line basis over the lease term.

[l]	Financial instruments

Financial instruments have been classified as assets held-for-trading, loans and receivables, financial liabilities at fair value through profit or loss or other financial liabilities. Appropriate classification of financial assets and liabilities is determined at the time of initial recognition or when reclassified in the consolidated statements of financial position. Cash and cash equivalents has been classified as held-for-trading and is recorded at fair value with any change in fair value immediately recognized in profit or loss. Loans and receivables are carried at amortized cost. The Company’s shareholder warrants are recognized as a financial liability and are remeasured at fair value through profit or loss. Other financial liabilities includes distribution rights payable and is carried at amortized cost. None of the Company’s financial assets are classified as held-to-maturity or available-for-sale and none of its financial liabilities are classified as held-for-trading.

All financial instruments are recognized initially at fair value plus, in the case of investments and liabilities not at fair value through profit or loss, directly attributable transaction costs. Financial instruments are recognized on the trade date, which is the date on which the Company commits to purchase or sell the asset.

Impairment of financial assets:

The Company assesses at each reporting date whether there is any objective evidence that a financial asset or a group of financial assets is impaired. A financial asset is deemed to be impaired if, and only if, there is objective evidence of impairment as a result of one or more events that have occurred after the initial recognition of the asset [an incurred ‘loss event’] and that loss event has an impact on the estimated future cash flows of the financial asset or the group of financial assets that can be reliably estimated.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

For financial assets carried at amortized cost, the Company first assesses individually whether objective evidence of impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If the Company determines that no objective evidence of impairment exists for an individually assessed financial asset, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss has occurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss.

Loans and receivables together with the associated allowance are written-off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to operating expenses in profit or loss.

[m]	Fair value of financial instruments

Fair value is the estimated amount that the Company would pay or receive to dispose of the financial instrument contracts in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. The fair value of financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices, without any deduction for transaction costs.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques that are recognized by market participants. Such techniques may include using recent arm’s length market transactions, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis or other valuation models.

[n]	Shareholder warrants

The Company’s common share warrants are considered to be derivative liabilities due to the warrants being exercisable in a currency (Canadian dollar) other than the functional currency of the Company (U.S. dollar). Accordingly, the warrants are measured at fair value at each reporting date, with changes in fair value included in the statement of loss and comprehensive loss for the applicable reporting period.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

[o]	Foreign currency translation

The Company’s functional currency is the U.S. dollar.

Transactions in foreign currencies are initially recorded by the Company at their respective functional currency rates prevailing at the date of the transaction.

Monetary items are translated at the functional currency spot rate as of the reporting date. Exchange differences from monetary items are recognized in profit or loss. Non-monetary items that are not carried at fair value are translated using the exchange rates as at the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

[p]	Loss per share

The computation of basic loss per share is based on the weighted average number of common shares outstanding during the year. Diluted loss per share is calculated in a similar way to basic loss per share except that the weighted average number of common shares outstanding are increased to include additional shares assuming the exercise of stock options, warrants and convertible debenture options, if dilutive.

[q]	Stock-based compensation plan

Employees [including senior executives and Board members] of the Company receive remuneration in the form of stock options.

In situations where stock options are issued and some or all of the goods or services received by the entity as consideration cannot be specifically identified, the unidentified goods or services received are measured as the difference between the fair value of the stock-based compensation transaction and the fair value of any identifiable goods or services received at the grant date. This is then capitalized or expensed as appropriate.

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which they are granted. The cost of stock option transactions is recognized, together with a corresponding increase in contributed surplus, over the period in which the performance and/or service conditions are fulfilled.

The cumulative expense recognized for stock-based compensation transactions at each reporting date until the vesting date reflects the extent to which this vesting period has expired and the Company’s best estimate of the number of shares that will ultimately vest. The expense or credit recognized for a period represents the movement in cumulative expense recognized as at the beginning and end of that period and is recognized in the consolidated statements of loss and comprehensive loss in the respective function line.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

When options are exercised, the amounts previously credited to contributed surplus are reversed and credited to shareholders’ equity. The amount of cash, if any, received from participants is also credited in share capital in shareholders’ equity.

Where the terms of stock options are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the stock-based compensation transaction, or is otherwise beneficial to the employee as measured at the date of modification.

The dilutive effect, if any, of outstanding options is reflected as additional share dilution in the computation of diluted loss per share.

[r]	Government contributions and grants

Government grants are recognized where there is reasonable assurance that the grant will be received and all attached conditions will be complied with. When the grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systemic basis to the costs that it is intended to compensate. When the grant relates to an asset, it is recognized as deferred revenue and released to income in equal amounts over the expected useful life of the related asset.

Government contributions relating to research and development are recorded as a reduction of expenses when the related expenditures are incurred.

Where forgivable loans are provided by governments depending on meeting certain criteria by the Company, the forgivable loan is recorded as other operating income when there is reasonable assurance that the Company will meet the terms for forgiveness of the loan.

[s]	Income taxes

The Company is a taxable entity under the Income Tax Act (Canada). The Company’s tax expense for the period is comprised of current and deferred income taxes. Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The Company uses the liability method of accounting for deferred income taxes. Under this method, the Company recognizes deferred income tax assets and liabilities for future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, and on unused tax losses and tax credit carryforwards. The Company recognizes deferred income tax assets only to the extent that it is probable, based on management’s estimates that future taxable profit will be available against which the deductible temporary differences as well as unused tax losses and tax credit carryforwards can be utilized. The Company reviews deferred income taxes at each reporting date and reduces them to the extent it is no longer probable that the Company will realize the related tax benefits.

The tax rates and tax laws used to compute the amount of current and deferred income taxes are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income. The Company recognizes the effect of a change in income tax rates in the period of enactment or substantive enactment. Income tax relating to items recognized

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

directly in equity is recognized in equity and not in the consolidated statements of loss and comprehensive loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions, where appropriate.

[t]	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is recorded in the consolidated statements of loss and comprehensive loss.

Provisions for warranty-related costs for the standard one year manufacturer’s warranty are recognized when the product is sold. Initial recognition is based on historical experience and future expected costs. The initial estimate of warranty-related costs is revised annually. The time value of money is not material.

[u]	New standards, interpretations and amendments not yet adopted by the Company

[a] Annual Improvements to IFRS (2010-2012) and (2011-2013) cycles

In December 2013, the IASB issued Annual Improvements to IFRS: 2010-2012 Cycle and Annual Improvements to IFRS: 2011-2013 Cycle, both of which are required to be applied for annual periods beginning on or after July 1, 2014. The Company intends to adopt these amendments in its financial statements for the annual period beginning January 1, 2015. The extent of the impact of adoption of the amendments has not yet been determined.

[b] Disclosure Initiative: Amendments to IAS 1

On December 18, 2014 the ISAB issued amendments to IAS 1, Presentation of Financial Statements, as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). The amendments are effective for annual periods beginning on or after January 1, 2016. Early adoption is permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

[c] IFRS 15 – Revenue from Contracts with Customers

IFRS 15 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

[d] IFRS 9 – Financial Instruments

IFRS 9 (2009) introduced new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows.

IFRS 9 (2010) introduced additional changes relating to financial liabilities and IFRS 9 (2013) introduced hedging guidance. On July 24, 2014, the IASB issued the final version of the standard, which supersedes all previous versions (IFRS 9 (2014)).

The Company does not intend to early adopt IFRS 9 (2014) in its financial statements and will adopt it for the annual period beginning on January 1, 2018, which is the mandatory adoption date specified in IFRS 9 (2014). The extent of the impact of adoption of the standard has not yet been determined.

3.	INVENTORIES

Inventories by category are as follows:

	December 31, 2014 $	December 31, 2013 $
Raw materials	5,107,719	3,099,134
Medical devices, software and parts	1,613,517	686,545
TMR kits	76,962	60,016

	6,798,198	3,845,695

During the year ended December 31, 2013, the Company wrote down inventory of $31,285 to its net realizable value.

For the year ended December 31, 2014, $5,682,080 [2013—$4,175,885] of inventory has been recognized in cost of sales.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

4.	PROPERTY AND EQUIPMENT

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2014	20,658,005	432,187	1,475,962	284,716	22,850,870
Additions	6,184,030	18,604	187,830	9,464	6,399,928
Disposals	(1,928,489)	—	—	—	(1,928,489)

Balance at December 31, 2014	24,913,546	450,791	1,663,792	294,180	27,322,309

Depreciation:
Balance at January 1, 2014	(7,594,540)	(402,847)	(1,273,845)	(218,805)	(9,490,037)
Depreciation	(4,685,340)	(16,945)	(174,629)	(29,573)	(4,906,487)
Disposals	722,034	—	—	—	722,034

Balance at December 31, 2014	(11,557,846)	(419,792)	(1,448,474)	(248,378)	(13,674,490)

Net book value at December 31, 2014	13,355,700	30,999	215,318	45,802	13,647,819

	Medical devices	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
Cost:
Balance at January 1, 2013	14,989,715	410,413	1,254,189	236,628	16,890,945
Additions	6,132,863	21,774	221,773	48,088	6,424,498
Disposals	(464,573)	—	—	—	(464,573)

Balance at December 31, 2013	20,658,005	432,187	1,475,962	284,716	22,850,870

Depreciation:
Balance at January 1, 2013	(4,471,158)	(390,981)	(1,180,775)	(130,370)	(6,173,284)
Depreciation	(3,174,794)	(11,866)	(93,070)	(88,435)	(3,368,165)
Write-down	(25,488)	—	—	—	(25,488)
Disposals	76,900	—	—	—	76,900

Balance at December 31, 2013	(7,594,540)	(402,847)	(1,273,845)	(218,805)	(9,490,037)

Net book value at December 31, 2013	13,063,465	29,340	202,117	65,911	13,360,833

As at December 31, 2014, medical devices includes construction-in-progress of $5,033,710 [2013—$2,689,174], which are not being depreciated. Depreciation will commence when the devices are placed at medical institutions.

For the year ended December 31, 2014, additions included expenditures of $2,582,531 [2013—$4,245,102] on SPY Elite® systems, LUNA™ systems and Pinpoint systems placed at medical institutions to generate revenue.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

5.	INTANGIBLE ASSETS

Intangible assets include licenses, patent rights and distribution rights as summarized below:

	Licenses	Patent rights	Distribution rights	Total
	$	$	$	$
Cost:
Balance at January 1, 2014	5,913,642	5,052,103	—	10,965,745
Additions	—	9,868,752	7,880,819	17,749,571

Balance at December 31, 2014	5,913,642	14,920,855	7,880,819	28,715,316

Amortization:
Balance at January 1, 2014	(5,913,642)	(1,748,456)	—	(7,662,098)
Amortization	—	(755,802)	(47,501)	(803,303)

Balance at December 31, 2014	(5,913,642)	(2,504,258)	(47,501)	(8,465,401)

Net book value at December 31, 2014	—	12,416,597	7,833,318	20,249,915

	Licenses	Patent rights	Distribution rights	Total
	$	$	$	$
Cost:
Balance at January 1, 2013	5,913,642	2,534,836	—	8,448,478
Additions	—	2,517,267	—	2,517,267

Balance at December 31, 2013	5,913,642	5,052,103	—	10,965,745

Amortization:
Balance at January 1, 2013	(5,854,324)	(1,472,346)	—	(7,326,670)
Amortization	(59,318)	(276,110)	—	(335,428)

Balance at December 31, 2013	(5,913,642)	(1,748,456)	—	(7,662,098)

Net book value at December 31, 2013	—	3,303,647	—	3,303,647

On December 9, 2014, Novadaq entered into a multi-year agreement with LifeNet Health®, (“LifeNet”) whereby Novadaq was appointed the exclusive worldwide distributor of LifeNet’s DermACELL® tissue products for wound and breast reconstruction surgery. The agreement has an initial 10-year term and, subject to certain conditions and Novadaq fulfilling certain sales performance metrics, will automatically renew for successive five-year periods. The total consideration payable for the distribution rights granted under the agreement is $8,500,000 of which $6,000,000 was paid to LifeNet in December 2014. The remaining consideration of $2,500,000 is payable by the Company in equal annual payments of $250,000 over the initial 10-year term of the agreement. The Company has recorded a liability of $1,880,819 for the remaining consideration payable, measured at the present value of future payments, with a corresponding increase to distribution rights. As at December 31, 2014, $250,000 of the distribution rights payable has been recognized in current liabilities on the consolidated statement of financial position. The Company has recorded total additions to distribution rights of $7,880,819 which will be amortized over the initial 10-year term of the agreement.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

On May 12, 2014, Novadaq acquired all outstanding shares of Aïmago SA (“Aïmago”). Aimago is Switzerland based and holds certain patents and patent rights related to medical imaging. Under terms of the agreement, Novadaq paid to Aïmago shareholders, consideration of $10,000,000, which included $6,500,000 in cash, plus $3,500,000 in Novadaq common shares. The Company issued 201,845 common shares from treasury. If certain regulatory and commercial milestones are achieved in the future, Novadaq may also pay contingent consideration totaling an additional $2,400,000 which may be satisfied in cash or in Novadaq common shares at Novadaq’s option. Of the initial consideration of $10,000,000, approximately $357,000 has been allocated to inventory, with the remainder allocated to the patents. As part of the transaction, the Company incurred $225,000 of legal and other incremental costs which have been included as part of the cost of the patents. The Company will record the additional contingent consideration of up to $2,400,000 upon achievement of the specific milestones.

During the year ended December 31, 2013, the Company acquired inventory and patents from Digirad Corporation related to the TRAPPER Surgical Imaging System for consideration of $2,000,000 and up to an additional $1,000,000 upon the achievement of specific regulatory and commercial milestones. In addition, a royalty on sales will be paid for a period of five years. Of the initial consideration, approximately $147,000 was allocated to inventory, with the remainder allocated to the patents. The Company will record the additional $1,000,000 in contingent consideration upon achievement of the specific milestones.

In addition, three other patents were acquired during the year ended December 31, 2013 for $664,853, resulting in total additions of $2,517,267. All patents acquired are considered to have finite useful lives varying from 13 – 21 years and will be amortized using the straight line method.

6.	WARRANTS

	February 2010 Shareholder Warrants		March 2011 Shareholder Warrants		Total
	#	$	#	$	$
December 31, 2012	542,431	3,254,828	1,621,846	9,748,102	13,002,930
Exercised	(148,558)	(1,316,698)	(60,331)	(635,710)	(1,952,408)
Revaluation	—	3,353,734	—	11,661,738	15,015,472

December 31, 2013	393,873	5,291,864	1,561,515	20,774,130	26,065,994

Exercised	(103,784)	(2,028,931)	—	—	(2,028,931)
Revaluation	—	817,992	—	1,018,030	1,836,022

December 31, 2014	290,089	4,080,925	1,561,515	21,792,160	25,873,085

On March 24, 2011, the Company closed a private placement of $14,280,240, net of transaction costs of $998,207, in exchange for 4,731,864 units at a price of CDN $3.17 per unit. Each unit consists of one common share and 0.45 of a warrant, representing 2,129,339 warrants. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.18. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the fair value of the warrants, the Company used the Black-Scholes option pricing model with the following assumptions: weighted average volatility rate of 66%; risk-free interest rate of 1.98%; expected life of five years; and an

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

exchange rate of 1.026. The value of $3,695,513, net of transaction costs, was established on March 24, 2011 and subsequently revalued on December 31, 2011 utilizing the Black-Scholes option pricing model with the following assumptions: volatility rate of 64%; risk-free interest rate of 1.85%; expected life of 4.23 years; and exchange rate of 0.980. The fair value of the warrants before transaction costs were initially U.S. $1.86 per warrant at issuance and at December 31, 2013 were valued at U.S. $13.30 per warrant.

As at December 31, 2014, the warrants were revalued at U.S. $13.96 per warrant utilizing the following assumptions: volatility rate of 56%; risk-free interest rate of 1.28%; expected life of 1.23 years; a share price of CDN $19.32; an exercise price of CDN $3.18; and an exchange rate of 0.8620.

In February 2010, the Company closed a private placement of U.S. $6,610,157, net of cash transaction costs of $511,180, in which 3,049,205 units at CDN $2.43 per unit were issued. Each unit is comprised of one common share and one-fifth of a warrant. Each warrant has a five-year term and is exercisable for one common share at an exercise price of CDN $3.00. Because such warrants were denominated in Canadian dollars [a currency different from the Company’s functional currency], they are recognized as a financial liability at fair value through profit or loss. In determining the initial fair value of the shareholder warrants, the Company used the Black-Scholes option pricing model with the following assumptions: volatility rate of 69%; risk-free interest rate of 1.88%; expected life of 5 years for shareholder warrants and 3 years for broker warrants; and exchange rate of 0.960. Shareholder warrants were initially valued at U.S. $1.47 and revalued at December 31, 2013 at U.S. $13.44 per warrant.

In February 2010, broker cashless warrants of 128,066 were also issued as part of broker compensation which are exercisable for one common share at CDN $2.82 over a three-year term. Such broker warrants represented compensation provided to the brokers in connection with the private placement and were accounted for as non-cash transaction costs. The fair value of broker compensation for the services provided approximated the fair value of those warrants. During the year ended December 31, 2013, the remaining broker warrants of 19,210 were exercised [see Note 15].

As at December 31, 2014, the shareholder warrants were revalued at U.S. $14.07 per warrant utilizing the following assumptions: volatility rate of 86%; risk-free interest rate of 0.18%; expected life of 0.14 years; a share price of CDN $19.32; an exercise price of CDN $3.00; and an exchange rate of 0.8620.

7.	INTEREST-BEARING LOANS AND BORROWINGS

		December 31, 2014	December 31, 2013
	Maturity	$	$
Repayable government assistance	31/01/2014	—	17,587

Total interest-bearing loans and borrowings		—	17,587

Repayable Government Assistance

The Company had received contributions totalling CDN $985,050 from the National Research Council of Canada [“NRC”] Industrial Research Assistance Program. The NRC contributed to two separate projects. This contribution was conditionally repayable commencing in 2004 for one project, and commencing in 2005 for the other project. For each project, the Company was obligated to pay the NRC 1% of its gross revenue.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

The Company’s obligation ceases if 150% of the contribution is repaid within the first three years of the repayment period. During the year ended December 31, 2014, the Company repaid the outstanding principal balance of $17,587.

Convertible Debentures

On February 18, 2009, the Company completed a private placement in the amount of $5,150,000 of senior, unsecured, convertible debentures maturing on February 18, 2014 [the “Debentures”]. Fairfax Financial Holdings Limited and certain of its subsidiaries subscribed for $5,000,000 and certain members of management of the Company subscribed for $150,000. The Debentures were convertible, at the option of the holder, at any time prior to maturity, into common shares of the Company at a conversion price of CDN $2.33 [U.S. $1.87] per share, subject to anti-dilution adjustments. The Debentures bore interest at 5% per annum.

On December 31, 2009, the Company and debenture holders executed the First Amending Agreement to the original Debenture Agreement permitting flexible interest rate revisions. The Company exercised its right to issue payment-in-kind [“PIK”] debentures for $153,478 in lieu of six months’ cash interest payment due on December 31, 2009. The PIK debentures were convertible into common shares of the Company with a conversion price of CDN $2.62 [U.S. $2.23] per share.

In March 2013, Fairfax Financial Holdings Limited exercised their right to convert Debentures with principal value of $5,149,009 in exchange for 2,772,151 common shares of the Company in accordance with the terms of the Debentures. In May 2013, two management members exercised their right to convert Debentures of $71,323 in exchange for 37,961 common shares of the Company in accordance with the terms of the Debentures. The Debentures and PIK debentures were fully exercised during the year ended December 31, 2013.

8.	PROVISIONS

Provisions are recognized for extended warranty claims on products sold during the last 12 months based on past experience of the level of repairs and returns. It is expected that all of these warranty claims will be incurred in the next financial year. Assumptions used to calculate the provision for warranties were based on current sales levels and current information available for warranty costs.

	December 31, 2014 $	December 31, 2013 $
Balance at January 1	187,080	85,260
Arising during the year	510,410	411,807
Utilization of accrual	(362,286)	(309,987)

Balance at December 31	335,204	187,080

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

9.	INCOME TAXES

The Company offsets tax assets and liabilities if and only if it has a legally enforceable right to offset the current tax assets and current tax liabilities or deferred tax assets and deferred tax liabilities and they relate to taxes levied by the same tax authority.

The tax benefits of the following unused tax losses and deductible temporary differences have not been recognized in the financial statement due to the unpredictability of future earnings:

	2014	2013
Deductible temporary differences	$	$
Non-capital losses	103,712,000	93,902,000
Investment Tax Credits (“ITC”)	697,000	756,000
Scientific research and experimental development expenses	2,392,000	2,594,000
Accrued warranty and reserves, and accrued inter-company royalty	5,407,000	3,595,000
Share issue costs	5,489,000	8,365,000
Property and equipment and licenses	17,018,000	16,580,000
Net unrecognized deductible temporary differences	(134,715,000)	(125,792,000)

	—	—

A reconciliation between the Company’s statutory and effective tax rates is presented below:

	December 31, 2014	December 31, 2013
	%	%
Statutory rate	26.1	25.3
Permanent differences	(7.3)	(3.3)
Impact of foreign income tax rate differential	0.7	0.1
Revaluation of deferred taxes as a result of enacted tax rate change	—	(0.1)
Unrecognized benefit of current year’s tax loss and other	(19.5)	(22.0)
	(0.2)	—

Effective tax rate	(0.2)	—

The Company has available research and development expenditures for income tax purposes, which may be carried forward indefinitely to reduce future years’ taxable income. The potential income tax benefits associated with these expenditures have not been recorded in the consolidated financial statements. The total of such expenditures accumulated to December 31, 2014 is approximately $2,392,000 [2013—$2,594,000].

At December 31, 2014, the Company has $74,223,000 of Canadian non-capital loss carryfowards [2013—$67,729,000] that will expire from 2015 to 2034, and $24,395,000 of US non-capital losses [2013—$26,173,000] that will expire from 2027 to 2034. The Company also has $5,083,000 of Swiss non-capital losses that will expire from 2015 to 2021, and German non-capital losses of $11,000 which have an indefinite expiry.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

The Company has unclaimed Canadian scientific research investment tax credits of $697,000 [2013—$756,000] that will expire from 2020 to 2028.

10.	MARKETING AND DISTRIBUTION AGREEMENTS

LifeNet Health®

On December 9, 2014, Novadaq entered into a multi-year agreement with LifeNet whereby Novadaq was appointed the exclusive worldwide distributor of LifeNet’s DermACELL® tissue products for wound and breast reconstruction surgery. The agreement has an initial 10-year term and, subject to certain conditions and Novadaq fulfilling certain sales performance metrics, will automatically renew for successive five-year periods. The total consideration payable for the distribution rights granted under the agreement is $8,500,000 of which $6,000,000 was paid to LifeNet in December 2014. The remaining consideration of $2,500,000 is payable by the Company in equal annual payments of $250,000 over the initial 10-year term of the agreement.

LifeCell™ Corporation

On October 29, 2014, Novadaq and LifeCell™ Corporation [“LifeCell”] entered into an agreement (“termination agreement”) to transfer all marketing and distribution rights to the SPY Elite® System from LifeCell to Novadaq. The transfer was effective November 30, 2014 (the “Effective Date”). LifeCell provided certain services during a transition period from December 1, 2014 to December 31, 2014 for a service fee equal to the approximate revenue share pursuant to the distribution agreements.

In connection with the transfer, on the Effective Date the parties terminated the distribution agreement, signed in September 2010, related to the marketing and distribution of the SPY Elite System in the fields of open plastic reconstructive, gastrointestinal, head and neck, and other surgery. Furthermore, Novadaq and LifeCell terminated the agreements that were signed in November 2011 related to the marketing and distribution of the SPY Elite System in the interventional and vascular fields, with Novadaq having immediate non-exclusive rights to distribute in those fields. The original expiry dates of these agreements were September 2015 and November 2017, respectively.

As at December 31, 2013, the Company’s deferred partnership fee revenues of $3,291,666 represented the deferred partnership fee revenues for both agreements signed in September 2010 and November 2011. As a result of the termination of these agreements, the Company recognized the deferred partnership fee revenues in the consolidated statements of loss and comprehensive loss during the year ended December 31, 2014.

Under the terms of the termination agreement, the Company made a one-time payment of $4,500,000 to LifeCell on the Effective Date which was recorded in the statements of loss and comprehensive loss. Novadaq and LifeCell have also agreed to settle any and all legal disputes between the parties.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

11.	FINANCE COSTS AND OPERATING EXPENSES

[a] Finance costs

	December 31, 2014 $	December 31, 2013 $
Cash paid interest on repayable government assistance	—	13,840
Imputed interest on convertible debentures	—	169,056

	—	182,896

[b] Depreciation and cost of inventories included in the consolidated statements of loss and comprehensive loss

	December 31, 2014 $	December 31, 2013 $
Included in cost of sales
Depreciation	2,608,132	2,551,934
Cost of inventories recognized as an expense	5,682,080	4,175,885
Included in administrative expenses
Depreciation	29,999	112,986
Included in selling and distribution expenses
Depreciation	2,162,320	—
Included in research and development expenses
Depreciation	106,036	728,733

[c] Employee and benefits expense

	December 31, 2014 $	December 31, 2013 $
Wages and salaries	13,958,351	8,833,980
Benefit and bonus expense	2,756,388	2,397,946
Social security costs/benefits	288,464	223,079

[d] Lease payment expense

The Company has recognized $478,411 in lease expense for the year ended December 31, 2014 [2013—$424,777].

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

12.	STOCK-BASED COMPENSATION PLAN

On March 29, 2005, the Company established an amended stock option plan [the “Plan”] for the employees, directors, senior officers and consultants of the Company and any affiliate of the Company which governs all options issued under its previously existing stock option plans and future option grants made under the Plan. On May 15, 2008, the shareholders at the annual and special meeting approved the “Second Amended and Restated Stock Option Plan”, which was an amendment to the Plan.

Under the Plan, options to purchase common shares of the Company may be granted by the Board of Directors. Options granted under the Plan will have an exercise price of not less than the volume-weighted average trading price of the common shares for the five trading days preceding the date on which the options are granted. The maximum aggregate number of common shares which may be subject to options under the Plan is 10% of the common shares of the Company outstanding from time to time.

Options granted under the Plan will generally vest over a three-year period and may be exercised in whole or in part at any time as follows: 33% on or after the first anniversary of the grant date, 67% on or after the second anniversary of the grant date and 100% on or after the third anniversary of the grant date. Options expire on the tenth anniversary of the grant date. Any options not exercised prior to the expiry date will become null and void. In connection with certain change of control transactions, including a take-over bid, merger or other structured acquisition, the Board of Directors may accelerate the vesting date of all unvested options such that all optionees will be entitled to exercise their full allocation of options and in certain circumstances, where such optionee’s employment is terminated in connection with such transaction, such accelerated vesting will be automatic. Options granted under the Plan will terminate on the earlier of the expiration of the option or 180 days following the death of the optionee or termination of the optionee’s employment because of permanent disability, as a result of termination of the optionee’s employment because of retirement of an optionee or as a result of such optionee ceasing to be a director, or 30 days following termination of an optionee.

The stock-based compensation cost that has been recognized for the year ended December 31, 2014 and included in the respective function line in the consolidated statements of loss and comprehensive loss is $4,371,940 [2013—$2,543,984] with a corresponding increase to contributed surplus.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

A summary of the options outstanding as at December 31, 2014 and 2013 under the Plan are presented below (all weighted average exercise prices expressed in CDN dollars):

	December 31, 2014		December 31, 2013
	Number outstanding #	Weighted average exercise price $	Number outstanding #	Weighted average exercise price $
Options outstanding, beginning of year	2,710,944	6.72	3,066,295	3.98
Options granted	1,644,420	18.45	786,500	13.83
Options exercised	(372,901)	4.59	(899,695)	2.74
Options cancelled	(19,666)	13.86	(66,655)	2.14
Options forfeited	(270,835)	17.55	(175,501)	12.90

Options outstanding, end of year	3,691,962	11.32	2,710,944	6.72

Options exercisable, end of year	1,722,799	5.34	1,598,577	4.13

The Company uses the Black-Scholes option pricing model to determine the fair value of options. On February 7, 2014, the Company issued 320,000 options, on May 21, 2014, the Company issued 800,920 options, on August 1, 2014, the Company issued 95,000 options, on November 5, 2014, the Company issued 15,000 options and on December 22, 2014, the Company issued 413,500 options under the Plan to employees. For the year ended December 31, 2014, the Company used the following assumptions to determine the fair value of the options granted:

	February 7, 2014 Grant	May 21, 2014 Grant			August 1, 2014 Grant	November 5, 2014 Grant	December 22, 2014 Grant
	Employees	Employees	Management	Board of Directors	Employees	Board of Directors	Employees
Weighted average volatility rate	46%	46%	75%	75%	46%	75%	48%
Expected dividend yield	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Weighted average expected life (in years)	3.6	3.6	6.3	6.7	3.6	6.7	3.6
Weighted average interest rate	1.37%	1.23%	1.71%	1.77%	1.32%	1.59%	1.14%
Exchange rate	0.9067	0.9147	0.9147	0.9147	0.9158	0.8790	0.8589
Fair Value	$6.17	$5.00	$10.02	$10.23	$4.81	$9.80	$5.99

The expected life of the share options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the expected life of the options is indicative of future trends, which may also not necessarily be the actual outcome.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

There have been no modifications to the Plan during the periods presented in the consolidated financial statements.

13.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

[a] Fair value

Set out below is a comparison by class of the carrying amounts and fair value of the Company’s financial instruments that are carried in the consolidated statements of financial position:

	December 31, 2014		December 31, 2013
	Carrying amount	Fair value	Carrying amount	Fair value
	$	$	$	$
Financial assets
Held-for-trading
Cash and cash equivalents	141,447,544	141,447,544	182,329,782	182,329,782
Loans and receivables
Accounts receivable	14,335,884	14,335,884	8,502,095	8,502,095

	155,783,428	155,783,428	190,831,877	190,831,877

Financial liabilities
Derivative financial liabilities at fair value through profit or loss
Shareholder warrants	25,873,085	25,873,085	26,065,994	26,065,994
Repayable government assistance	—	—	17,587	17,587
Distribution rights payable	1,880,819	1,880,819	—	—
Accounts payable and accrued liabilities and provisions	6,513,324	6,513,324	7,310,643	7,310,643

	34,267,228	34,267,228	33,394,224	33,394,224

The fair values of the financial assets and liabilities are shown at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

The following methods and assumptions were used to estimate the fair values:

•

Cash and cash equivalents, accounts receivable, repayable government assistance, accounts payable and accrued liabilities and provisions approximate their carrying amounts largely due to the short-term maturities of these instruments.

•	The fair value of the distribution rights payable is estimated by discounting the future contractual payments.

•	The fair value of shareholder warrants is estimated using the Black-Scholes option pricing model incorporating various inputs including the underlying price volatility and discount rate.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

[b] Fair value hierarchy

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1—Inputs to the valuation methodology are quoted prices [unadjusted] for identical assets or liabilities in active markets.

•

Level 2—Inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The fair value hierarchy of financial instruments measured at fair value on the consolidated statements of financial position is as follows:

	December 31, 2014			December 31, 2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	$	$	$	$	$	$
Financial assets
Cash and cash equivalents	141,447,544	—	—	182,329,782	—	—
Financial liabilities
Shareholder warrants	—	25,873,085	—	—	26,065,994	—

During the reporting periods, there were no transfers between Level 1 and Level 2 fair value measurements.

[c] Management of risks arising from financial instruments

The Company’s principal financial liabilities, other than shareholder warrants, comprise of distribution rights payable and trade and other payables. The main purpose of these financial liabilities is to finance the Company’s operations and to provide guarantees to support its operations. The Company has trade and other receivables and cash and cash equivalents that are derived directly from its operations.

The Company’s activities expose it to a variety of financial risks: market risk [including foreign currency and interest rate risk], credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. Risk management is the responsibility of the corporate finance function, which has the appropriate skills, experience and supervision. The Company’s domestic and foreign operations, along with the corporate finance function, identify, evaluate and, where appropriate, mitigate financial risks. Material risks are monitored and are regularly discussed with the Audit Committee of the Board of Directors. The Audit Committee provides assurance to the Company’s senior management that the Company’s financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with the Company’s policies and risk appetite.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

The risks associated with the Company’s financial instruments are as follows:

[i] Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Components of market risk to which the Company is exposed are discussed below. Financial instruments affected by market risk include trade accounts receivable and accounts payable.

Foreign currency risk

Foreign currency risk arises due to fluctuations in the fair value or cash flows of financial instruments due to changes in foreign exchange rates and exposure.

Since a significant part of the Company’s purchases are transacted in Canadian dollars, the Company may experience transaction exposures because of volatility in the exchange rate between the Canadian and U.S. dollar. Based on the Company’s Canadian dollar denominated net inflows and outflows for the year ended December 31, 2014, a weakening (strengthening) of the U.S. dollar of 10% would, everything else being equal, have a positive (negative) effect on net income before income taxes [due to changes in the fair value of monetary assets and liabilities] of $117,449 [2013—($186,369)]. The Company’s exposure to foreign currency changes for all other currencies is not material.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have exposure to interest rate risk.

[ii] Credit risk

Credit risk is the risk that one party to a financial instrument fails to discharge an obligation and causes financial loss to another party. The Company is exposed to credit risk from its operating activities [primarily for trade accounts receivable] and from financing activities, including cash deposits with banks and financial institutions.

Accounts receivable are subject to credit risk exposure and the carrying values reflect management’s assessment of the associated maximum exposure to such credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses in financial assets. The Company assesses the credit quality of the counterparties, taking into account their financial position, past experience and other factors. Credit risk is mitigated by entering into sales contracts with only stable, creditworthy parties and through frequent reviews of exposures to individual entities.

As at December 31, 2014, $12,899,782 or 80% [December 31, 2013—$7,050,417 or 81%] of the total accounts receivable are due from six customers [December 31, 2013- five customers]. As at December 31, 2014, two customers had accounts receivable balances exceeding 10% of total accounts receivable [December 31, 2013 – three customers]. Concentration of these two customers comprised 34% and 19% of total accounts receivable as at December 31, 2014 as compared to 3% and 35%, respectively as at December 31, 2013.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

The Company assesses the credit risk of accounts receivable by evaluating the aging of accounts receivable based on the invoice date. The carrying amount of accounts receivable is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated statements of loss and comprehensive loss. When a receivable balance is considered uncollectible, it is written off against the allowance for doubtful accounts. Subsequent recoveries of amounts previously written off are credited against operating expenses in the consolidated statements of loss and comprehensive loss. As at December 31, 2014, the Company has made a provision of $1,860,059 [2013—$231,084] in respect of accounts which it believes may not be collectible. As at December 31, 2014, the Company’s accounts receivable, before provision, were 84% concentrated in the U.S. and 16% concentrated outside of the U.S. [2013 – U.S.—73%; outside of U.S.—27%].

The following table sets forth details of the aging of trade accounts receivable that are not overdue, as well as an analysis of overdue amounts and related allowance for doubtful accounts:

	December 31, 2014	December 31, 2013
	$	$
Total accounts receivable	16,195,943	8,733,179
Less allowance for doubtful accounts	(1,860,059)	(231,084)

Total accounts receivable, net	14,335,884	8,502,095

Of which
Current	12,573,261	7,954,819
31—60 days	335,949	474,145
61—90 days	1,116,371	54,101
Over 90 days	2,170,362	250,114
Less allowance for doubtful accounts	(1,860,059)	(231,084)

Total accounts receivable, net	14,335,884	8,502,095

The movement in the Company’s allowance for doubtful accounts for the years ended December 31, 2014 and 2013 were as follows:

	December 31, 2014	December 31, 2013
	$	$
Balance, beginning of year	231,084	228,454
Additional provision recognized	1,838,356	15,706
Amounts recovered during the year	(9,381)	(10,000)
Amounts written off during the year	(200,000)	(3,076)

Balance, end of year	1,860,059	231,084

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

Credit risk from balances with banks and financial institutions is managed by the Company’s treasury, responsible in accordance with the Company’s policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counterparty. Counterparty credit limits are reviewed by management periodically. The limits are set to minimize the concentration of risks and therefore mitigate financial loss through the counterparty’s potential failure. The Company’s maximum exposure to credit risk for the components of the consolidated statements of financial position is the carrying amount of cash and cash equivalents and other current financial assets.

[iii] Liquidity risk

Liquidity risk is the potential inability to meet financial obligations as they fall due. The Company manages this risk by monitoring detailed quarterly cash forecasts for the next 12 months, and annual forecasts for the following one-year period to ensure adequate and efficient use of cash resources. The Company attempts to meet financial obligations through managing cash from operations and through cash on hand.

The tables below summarize the maturity profile of the Company’s financial liabilities as at December 31, 2014 and 2013 based on contractual undiscounted payments:

December 31, 2014:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$
Distribution rights payable	2,500,000	250,000	500,000	500,000	1,250,000
Accounts payable and accrued liabilities and provisions	6,513,324	6,513,324	—	—	—

Total financial liability payments	9,013,324	6,763,324	500,000	500,000	1,250,000

December 31, 2013:

	Total	Less than 1 year	1 to 3 years	4 to 5 years	Thereafter
	$	$	$	$	$
Repayable government assistance	17,587	17,587	—	—	—
Repayable government assistance interest payable	194	194	—	—	—
Accounts payable and accrued liabilities and provisions	7,310,643	7,310,643	—	—	—

Total financial liability payments	7,328,424	7,328,424	—	—	—

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

[d] Capital management

Management’s objective when managing capital is to ensure the Company has sufficient liquidity to meet all of its commitments and to support the cash requirements for ongoing operations. Management defines capital as shareholders’ equity, short-term and long-term borrowings and cash and cash equivalents. Management manages the Company’s capital structure commitments and maturities and makes adjustments based on general economic conditions, financial markets and operating risks and the Company’s investment and working capital requirements. To maintain or adjust the Company’s capital structure, management may, with approval from the Company’s Board of Directors, issue shares, repurchase shares, issue or repay debt and/or short-term borrowings, or undertake other activities as deemed appropriate under the circumstances. The Board of Directors reviews and approves any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major investments or divestitures, financing transactions and annual capital and operating budgets.

14.	RELATED PARTY DISCLOSURES

In March 2013, Fairfax Financial Holdings Limited exercised their right to convert Debentures with principal value of $5,149,009 in exchange for 2,772,151 common shares of the Company. A director of the Company is also a director of Fairfax Financial Holdings Limited.

In May 2013, two management members exercised their right to convert Debentures of $71,323 in exchange for 37,961 common shares of the Company.

As at December 31, 2014 and 2013, the Company has no receivable or payable values with key management personnel or directors. The key management personnel include the President and Chief Executive Officer; Chief Financial Officer; Senior Vice President and General Manager; Senior Vice President, Marketing, and Vice President, Operations.

Compensation of key management personnel of the Company

	December 31, 2014	December 31, 2013
	$	$
Wages and salaries	1,164,553	1,114,629
Benefits and bonus expense	524,212	636,774
Social security costs	12,093	13,235

Total key management compensation	1,700,858	1,764,638

The Company has recognized $1,459,362 [2013 – $1,070,861] in stock-based compensation cost for key management personnel and $321,932 [2013—$179,164] for its Board of Directors for the year ended December 31, 2014.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

15.	SHARE CAPITAL

The Company has authorized share capital as follows: common shares—unlimited, no par value; preference shares—unlimited, no par value, issuable in one or more series.

Issued and outstanding

	Common shares
	#	$
Balance at December 31, 2012	40,226,243	139,946,563
Public offering	10,735,000	154,318,327
Exercise of broker warrants pursuant to private placement	14,099	23,052
Exercise of convertible debt	2,810,112	6,280,155
Exercise of stock options	899,695	3,960,668
Exercise of shareholder warrants	208,889	2,574,309

Balance at December 31, 2013	54,894,038	307,103,074

Common shares issued to acquire intangible assets (note 5)	201,845	3,500,000
Exercise of stock options	372,901	2,735,174
Exercise of shareholder warrants	103,784	2,313,207

Balance at December 31, 2014	55,572,568	315,651,455

On May 1, 2013, the Company announced that it had completed the closing of its public offering of 4,485,000 common shares at a price of $12.90 per share. Gross proceeds from the offering were approximately $57,856,500 resulting in cash proceeds of $54,674,930, net of transaction costs.

On October 29, 2013, the Company announced that it had completed the closing of its public offering of 6,250,000 common shares at a price of $16.75 per share. Gross proceeds from the offering were approximately $104,687,500 resulting in cash proceeds of $99,643,397, net of transaction costs.

16.	LOSS PER SHARE

Basic loss per share amounts are calculated by dividing net loss for the year attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted loss per share amounts are calculated by dividing the net loss attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on conversion of all of the dilutive potential ordinary shares into ordinary shares.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

The following reflects the loss and share data used in the basic and diluted loss per share computations:

	December 31, 2014	December 31, 2013
	$	$
Net loss and comprehensive loss for the year attributable to shareholders for basic and diluted loss per share	24,353,863	22,302,095

Weighted average number of common shares for basic and diluted loss per share	55,254,651	47,058,647

There have been no other transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these consolidated financial statements.

The conversion of outstanding stock options, warrants and convertible notes has not been included in the determination of basic and diluted loss per share as to do so would have been anti-dilutive.

17.	COMMITMENTS AND CONTINGENCIES

Lease commitments

The Company has entered into lease commitments for office premises located in Mississauga, Ontario, Richmond, British Columbia, Taunton, Massachusetts, Germany and Switzerland. The total future minimum annual lease payments and proportionate operating expenses for the five locations, are as follows:

$
Within one year	667,278
After one year but not more than five years	2,621,448
More than five years	3,241,889

6,530,616

Distribution Agreement

On December 9, 2014, the Company entered into a 10-year agreement with LifeNet whereby Novadaq was appointed the exclusive worldwide distributor of LifeNet’s DermACELL® tissue products for wound and breast reconstruction surgery. Pursuant to the agreement, the Company has an annual minimum volume of products to be purchased from LifeNet over the term of the agreement.

Loan agreement

On August 26, 2011, the Company executed a revolving credit agreement with a Canadian chartered bank entitling the Company to borrow to a maximum limit of $2,500,000, subject to a borrowing base formula, certain financial covenants and reporting requirements. The credit facility is secured by a General Security Agreement constituting a first ranking security interest in all personal property of the Company, with a conventional rate of interest. Since its inception and as at December 31, 2014, the Company has not utilized the credit facility. The Company is in compliance with the financial covenants and reporting requirements at December 31, 2014. As at December 31, 2014, the maximum amount that can be borrowing under the revolver loan was $1,837,000.

Novadaq Technologies Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(expressed in U.S. dollars, except as otherwise indicated)

18.	SEGMENTED INFORMATION

The Company’s business activities are conducted through one segment which consists of medical devices. Segment performance is based on gross margin and is measured consistently with the gross margin of the consolidated financial statements since there is only one segment.

Revenue by region is as follows:

	December 31, 2014	December 31, 2013
	$	$
United States	40,740,038	30,304,666
Outside United States	5,860,455	4,715,872

Total	46,600,493	35,020,538

For the year ended December 31, 2014, sales to three customers exceeded 10% of total revenue [2013 – two customers]. Concentration of these three customers comprised 23%, 20% and 12% of total revenue for the year ended December 31, 2014 as compared to 44%, 1% and 18%, respectively for the year ended December 31, 2013.

Property and equipment, net is as follows

	December 31, 2014	December 31, 2013
	$	$
Canada	5,753,490	5,161,713
United States	7,894,329	8,199,120

Total	13,647,819	13,360,833

Intangible assets are domiciled as follows

	December 31, 2014	December 31, 2013
	$	$
Canada	2,990,899	3,303,647
Outside Canada	17,259,016	—

Total	20,249,915	3,303,647